SECURITI 05038144 SSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH, D.C. 179 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ELLIOTT FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7037 CANAL BLVD., STE. 205
(No. and Street)

NEW ORLEANS, LA 70124
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM T. ELLIOTT 504-282-3457
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Le GLUE AND CO., CPAs
(Name — *if individual, state last, first, middle name*)

1100 POYDRAS ST., NEW ORLEANS, LA 70163-2850
(Address) (City) (State) (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM T. ELLIOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELLIOTT FINANCIAL SERVICES, INC., as of 12-31, ~~19~~2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

William T. Elliott
Signature

PRESIDENT
Title

2-22-2005

Thania S. Elliott
THANIA S. ELLIOTT Bar #20799
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LeGlue & Company, CPAs
(A Professional Corporation)
Energy Centre
1100 Poydras Street, Suite 2850
New Orleans, LA 70163-2850
Telephone (504) 586-0581
Fax (504) 561-5040
www.leglue.com

February 10, 2005

To the Board of Directors
Elliott Financial Services, Inc.
New Orleans, Louisiana

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

In planning and performing our audit of the financial statements of Elliott Financial Services, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of the internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

(A Professional Corporation)

Elliott Financial Services, Inc.

New Orleans, Louisiana

December 31, 2004

LeGlue & Company, CPAs
(A Professional Corporation)
Energy Centre
1100 Poydras Street, Suite 2850
New Orleans, LA 70163-2850
Telephone (504) 586-0581
Fax (504) 561-5040
www.leglue.com

February 10, 2005

To the Board of Directors
Elliott Financial Services, Inc.
New Orleans, Louisiana

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Elliott Financial Services, Inc. as of December 31, 2004 and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elliott Financial Services, Inc. as of December 31, 2004, and the results of its operations, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

LeGlue & Company
(A Professional Corporation)

STATEMENT OF FINANCIAL CONDITION

Elliott Financial Services, Inc.

December 31, 2004

ASSETS

Cash	$ 23,297
Deposit with clearing organization	50,675
Receivable from brokers and dealers	4,105
Furniture and equipment, net of accumulated depreciation	769
Prepaid expenses	612
Other assets	1,200
Total	$ 80,658

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses	$ 1,828
Payroll taxes accrued and withheld	1,931
Total liabilities	3,759
Liabilities subordinated to claims of general creditors	40,000
Commitments and contingencies	-
Stockholders' equity (Exhibit C)	
Common stock, no par value, 1,000 shares authorized, 200 shares issued and outstanding	8,000
Additional paid-in capital	37,000
Retained earnings (Deficit)	(8,101)
Total stockholders' equity	36,899
Total	$ 80,658

See accompanying notes to financial statement.

STATEMENT OF INCOME

Elliott Financial Services, Inc.

For the year ended December 31, 2004

Revenue	
Commissions	$ 57,133
Interest	1,608
Total revenue	58,741
Expenses	
Salaries	23,392
Clearing expense	12,831
Communications	8,736
Depreciation	85
Rent	8,456
Regulatory fees	2,215
Interest	3,600
Taxes	2,968
Other operating expense	5,453
Total expenses	67,736
Income before income taxes	(8,995)
Provision for federal and state income taxes	-
Net income (Loss)	$ (8,995)

See accompanying notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Elliott Financial Services, Inc.

For the year ended December 31, 2004

	Common stock		Additional paid-in capital	Retained earnings
	Shares	Amount		
Balance , January 1, 2004	200	$ 8,000	$37,000	$ 894
Net income (Loss)	-	-	-	(8,995)
Balance (Deficit), December 31, 2004	200	$ 8,000	$37,000	$ (8,101)

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

Elliott Financial Services, Inc.

For the year ended December 31, 2004

Cash flows from operating activities	
Net income (Loss)	$ (8,995)
Adjustments to reconcile net income (Loss) to net cash provided by (Used in) operating activities:	
Depreciation	85
Changes in assets - (Increase) Decrease	
Deposit with clearing organization	276
Receivable from brokers and dealers	(3,764)
Other assets	770
Changes in liabilities - Increase (Decrease)	
Accrued expenses	(1,995)
Payroll taxes accrued and withheld	(11,576)
Iecrease (decrease) in federal and state income taxes payable	(167)
Increase in interest payable	-
Total adjustments	(16,371)
Net cash provided by (Used in) operating activities	(25,366)
Cash flows from investing activities	
Capital expenditures	(854)
Cash flows from financing activities	-
Net increase (Decrease) in cash	(26,220)
Cash, beginning of year	49,517
Cash, end of year	$ 23,297

See accompanying notes to finanical statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Elliott Financial Services, Inc.

For the year ended December 31, 2004

Subordinated liabilities at January 1, 2004	$ 40,000
Increase	-
Decreases	-
Subordinated liabilities at December 31, 2004	$ 40,000

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Elliott Financial Services, Inc.

December 31, 2004

Note 1

The following explanatory comments are submitted relative to the nature of operations and a summary of significant accounting policies of the corporation:

(a) The company is an introducing broker and has a contractual agreement with clearing brokers. The clearing brokers, located in New York, New York, and Birmingham, Alabama carries the accounts of the company's customers on their books. The company also receives commissions for sales of various mutual funds. The company has a customer base limited to the greater New Orleans area.

(b) The company maintains its records and reports its income to the taxing authorities on the accrual method.

(c) For purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less, redeemable without penalty for early withdrawal, to be cash.

(d) Furniture and equipment at December 31, 2004 was stated at cost and was being depreciated on the straight line method over a period of five years.

Note 2

The deposit with a clearing organization at December 31, 2004 in the amount of $50,675 is in accordance with the contractual obligation the company has entered into with the clearing brokers.

Note 3

The borrowings under the subordination agreement at December 31, 2004 are as follows:

Subordinated note payable, due September 30, 2006, 9% interest

The subordinated borrowings are covered by an agreement approved by the National Association of Security Dealers and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

Note 4

During the year ended December 31, 2004 the corporation was involved in the following related party transactions:

Interest paid to William T. Elliott, an officer and shareholder of the company, during the year ended December 31, 2004 was $3,600.

Note 6

Cash paid for interest expense and income taxes during the year ended December 31, 2004 was as follows:

Interest	$3,600
Income taxes	$ -

Note 7

The company was obligated under an operating lease for office facilities. Minimum lease payments under such lease is as follows:

Year ended December 31	Amount
2005	$9,072
2006	8,316

Note 8

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 9

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2004, the company had net capital of $74,074, which was $24,074 in excess of its required net capital of $50,000.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Elliott Financial Services, Inc.

For the year ended December 31, 2004

Net capital		
Total stockholders' equity		$ 36,899
Liabilities subordinated to claims of general creditors allowable in computation of net capital		40,000
		76,899
Deductions and/or charges		
Prepaid expenses	612	
Other assets	1,200	
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Trading and investment securities:		
Other securities	1,014	2,826
Net capital		$ 74,074
Computation of Basic Net Capital Requirement		
Minimum net capital required (15c3-1(a)2)		$ 50,000
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2002)		
Net capital as reported in Company's Part II (Unaudited) FOCUS report		$ 73,305
Net audit adjustments		769
Net capital per above		$ 74,074